Alcantara brands corporation

September 10, 2009

Chris White
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:           Alcantara Brands Corporation
        File No. 333-149804

Dear Chris White,

This correspondence is in response to your letter dated August 18, 2009 in reference to our most recently filed Form 10-K for the Fiscal Year Ended December 31, 2008, filed on April 15, 2009, which includes financial statements audited by Lawrence Scharfman CPA PA (“Scharfman”).

We are aware that on August 11, 2009, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Lawrence Scharfman CPA PA (“Scharfman”).  As Scharfman is no longer registered with the PCAOB, and we may not include Scharfman’s audit reports or consents in our future filings with the Commission, we intend to have our New Accountant re-audit the year ended December 31, 2008 when the year ending December 31, 2009 is being audited or as necessary.

In connection with the response to your comments, the Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 702-425-5758 or our counsel at 619-704-1310.

Sincerely,

/S/ Carlos Alcantara
Carlos Alcantara,
Chief Executive Officer
Alcantara Brands Corporation

Cc:    Donald J. Stoecklein, Esq.
Stoecklein Law Group